UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release
27 February 2015

PEARSON 2014 PRELIMINARY RESULTS (UNAUDITED)

2014 FINANCIAL HIGHLIGHTS

•    Sales up 2% at CER to £4.9bn reflecting good growth in digital and services and the acquisition of Grupo Multi partly offset, as expected, by the impact of school curriculum change in the US and the UK, our two largest markets,      and a smaller school textbook adoption in South Africa.

• Deferred revenue excluding Mergermarket up 10% at CER to more than £800m as a result of further good progress in our digital and services businesses.

•    Adjusted operating profit (excluding Mergermarket) up 8% at CER to £720m (2013: £710m) with lower net restructuring charges (£44m in 2014; £135m in 2013) and the contribution from Grupo Multi partly offset by increased       investment levels and revenue mix.

• Adjusted EPS of 66.7p (2013: 70.1p) reflecting exchange rate movements and a higher tax rate of 17.9% (2013: 14.6%).

•    Operating cash flow £649m (2013: £588m) benefiting from improved working capital from deferred revenue growth and an increased dividend from Penguin Random House, partly offset by increased investment levels.

• Dividend raised 6% to 51p, our 23rd straight year of increasing our dividend above the rate of inflation.

2015 FULL YEAR OUTLOOK
• Based on exchange rates at the time of our 21 January 2015 trading update, we expect to report adjusted earnings per share of between 75p and 80p in 2015.

•    2015 profits to reflect: stabilisation of cyclical and policy-related factors in our largest markets; currency movement impact on revenues, operating income and interest charge (with Sterling weakness against the US Dollar partly      offset by strengthening against the Euro, Australian Dollar and key emerging markets currencies); the benefits of 2014 restructuring partly offset by normal levels of net restructuring of approximately £30m to continue to reshape      our business; and shared services costs remaining with Pearson following withdrawal of Penguin.

• Process to explore the possible sale of PowerSchool initiated.

STRATEGIC OUTLOOK
• Pearson's strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education.
• We can meet this demand by accelerating our shift to digital, services and to fast-growing economies, and committing to deliver measurably improved learning outcomes (efficacy).

•    We are investing in learning services, inside services, direct delivery and assessments and qualifications, and in school, higher education and English language learning. We are organising around a smaller number of global       products and platforms, built around a single, world-class infrastructure and common systems and processes.

• We believe cyclical pressures will ease as curriculum change is implemented in the US and UK and US college enrolments stabilise and, in due course, return to growth.

•    This strategy will enable us to empower more people to progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest-growing markets and stronger       financial returns in 2016 and longer term.

John Fallon, chief executive said:

"We've completed our intense two year restructuring and reinvestment programme and performed well competitively despite some challenging market conditions. We enter 2015 better placed to have a bigger impact on student learning through the combination of new technology and best teaching practice. This will enable us to empower more people to progress in their lives through learning and grow our market opportunity."

FINANCIAL SUMMARY
£ millions	2014	2013	Headline growth	CER growth	Underlying growth
Business performance
Sales	4,874	5,069	(4)%	2%	0%
Adjusted operating profit*	720	710	1%	8%	5%
Adjusted earnings per share	66.7p	70.1p	(5)%
Operating cash flow	649	588	10%
Free cash flow	413	269	54%
Free cash flow per share	50.9p	33.3p	53%
Return on invested capital	5.6%	5.4%	0.2% pts
Net debt	1,639	1,379	(19)%
Statutory results
Sales	4,874	5,069	(4)%
Operating profit	398	458	(13)%
Profit before tax	305	382	(20)%
Basic earnings per share	58.1p	66.6p	(13)%
Cash generated in operations	704	684	3%
Dividend per share	51.0p	48.0p	6%
* Excluding Mergermarket
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, sales exclude Penguin and Mergermarket while total adjusted operating profits include Penguin, Penguin Random House and Mergermarket. Continuing operations exclude both Penguin and Mergermarket.
b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 17.

DIVISIONAL ANALYSIS - GEOGRAPHY
£ millions	2014	2013	Headline growth	CER growth	Underlying growth
Sales
North America	2,974	3,073	(3)%	2%	2%
Core	1,154	1,258	(8)%	(5)%	(5)%
Growth	746	738	1%	11%	(1)%
Total excluding Penguin and Mergermarket	4,874	5,069	(4)%	2%	0%
Penguin	--	513	--	--	--
Mergermarket	9	108	--	--	--
Total sales	4,883	5,690	--	--	--
Adjusted operating profit (1)
North America	464	474	(2)%	5%	5%
Core	152	120	27%	30%	31%
Growth	35	38	(8)%	16%	(68)%
Penguin Random House/Penguin	69	78	(12)%	(6)%	2%
Adjusted operating profit (excluding Mergermarket)	720	710	1%	8%	5%
Mergermarket	2	26	--	--	--
Total adjusted operating profit	722	736	(2)%	5%	5%
(1) 2013 includes £135m net restructuring charges as follows: North America, £53m; Core, £50m; Growth, £32m. 2014 includes £44m net restructuring charges as follows: North America, £16m; Core, £12m; Growth, £4m and PRH, £12m.

DIVISIONAL ANALYSIS - LINE OF BUSINESS
£ millions	2014	2013	Headline growth	CER growth	Underlying growth
Sales
School	2,027	2,303	(12)%	(7)%	(7)%
Higher Education	1,695	1,664	2%	8%	8%
Professional	1,152	1,102	5%	10%	2%
Total excluding Penguin and Mergermarket	4,874	5,069	(4)%	2%	0%
Penguin	--	513	--	--	--
Mergermarket	9	108	--	--	--
Total sales	4,883	5,690	--	--	--
Adjusted operating profit (2)
School	236	268	(12)%	(6)%	(5)%
Higher Education	309	295	5%	12%	12%
Professional	106	69	54%	65%	17%
Penguin Random House/Penguin	69	78	(12)%	(6)%	2%
Adjusted operating profit (excluding Mergermarket)	720	710	1%	8%	5%
Mergermarket	2	26
Total adjusted operating profit	722	736	(2)%	5%	5%
(2) 2013 includes £135m net restructuring charges as follows: School, £70m; Higher Education, £24m; Professional, £41m. 2014 includes £44m net restructuring charges as follows: School, £20m; Higher Education, £9m; Professional, £3m and PRH £12m.

OUTLOOK

In 2014, we completed the major restructuring and product investment programme, initiated in 2013, designed to accelerate Pearson's shift towards significant growth opportunities in digital, services and fast-growing economies. We believe this will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns. In 2015, we are returning to more normal levels of restructuring expenditure.

Based on 21 January 2015 exchange rates, we expect to report adjusted earnings per share of between 75p and 80p in 2015. The major factors behind this guidance are as follows:

TRADING CONDITIONS
We continue to expect that cyclical and policy related factors stabilise in 2015.

In North America, our largest market, we expect growth in online higher education services and VUE and, with more stable college enrolments and a slower new edition year, learning services to be broadly level. In school, while the possibility of further policy related disruption remains, we expect greater stability in learning services and assessments with growth in virtual schools.

In our Core markets (which include the UK, Italy and Australia), we expect trading conditions to stabilise in the UK, growth in inside services to broadly offset declines in learning services in Australia, and sustained share in Italy following share gains in 2014. We expect the Financial Times to continue to benefit from, and invest in, its digital transition.

In our Growth markets (which include Brazil, China, India and South Africa), we expect good growth in China in our English Language Learning adult and test preparation businesses and continued stability in learning services; in Brazil, we expect a better year in our sistemas business and good growth in our English Language Learning franchises; and in South Africa we expect a more stable year in learning services with modest growth in higher education direct delivery.

PORTFOLIO CHANGES
We benefited for many years from the synergies created by integrating Penguin into our shared services operations. Following the transition of Penguin from Pearson services during 2014, some shared services costs remain with Pearson without associated revenues. We estimate these shared services costs at approximately £30m. We can reduce this somewhat over time which will be captured in our normal levels of restructuring.

Pearson has initiated a process to explore a possible sale of PowerSchool and our other Student Information Systems businesses including PowerSchool SMS, Gradespeed, and eSIS Forms. This process is at an early stage and there is no certainty that it will lead to a transaction. In 2014, PowerSchool contributed $97m of revenues and $20m of operating income. Our guidance assumes ownership of PowerSchool for all of 2015. Pearson has appointed Evercore to advise on the process.

CURRENCY MOVEMENTS
Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2014 was £1:$1.65) has an impact of approximately 1.3p on adjusted earnings per share. The benefit from the weakening of Sterling against the US Dollar on our reported operating income will be partly offset by the strength of Sterling against a range of non-US Dollar currencies, including: the Euro, Australian Dollar and certain emerging markets currencies; and a higher interest charge as Sterling weakness against the US Dollar increases the Sterling value of our US Dollar denominated debt and interest payments.

RESTRUCTURING
We will benefit from the absence of £44m of exceptional net restructuring charges expensed in 2014 and we still expect to generate £45m of incremental cost savings in 2015.

These benefits will be partly offset by normal levels of net restructuring of approximately £30m in 2015.

INTEREST AND TAX
We expect our interest charge to be higher than 2014, reflecting higher average net debt levels, primarily as a result of the strength of the US Dollar against Sterling. We expect a tax rate of approximately 17% on our total profit before tax (which includes the post-tax contribution from Penguin Random House).

FOR MORE INFORMATION:
Simon Mays-Smith / Brendan O'Grady                                                               + 44 (0)20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0900 (GMT) and available for replay from 1200 (GMT) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements.

GLOBAL EDUCATION STRATEGY

Pearson's purpose is to empower people to progress in their lives through learning. We put the learner at the heart of everything we do. The bigger Pearson's social impact - in improving access to good quality education and ensuring that translates into meaningful learning outcomes for far more people - the more we can create a faster growing and more profitable company, and do so in a sustainable manner.

Our strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education. To prosper in career and college, all young people need to leave school literate and numerate, with a sound understanding in science, technology and the liberal arts and able to apply that knowledge to solve real world problems. They also need to be proficient in the kinds of less tangible skills that will help them to succeed in the workplace - critical thinking, adaptability, team-working, and digital fluency. They need the grit, resilience and determination to persevere and succeed and, most of all, they need the capacity to carry on learning throughout their lives. These are all things that can be taught.

The challenge of better preparing people for their world is substantial. One in five adults lack basic written communication skills, and 57 million children do not attend school. Many millions more are in education, but not learning effectively. For education to work, it needs to not only provide access, but ensure progress. Against this backdrop there are fragmented, localised and siloed approaches; conflicting opinions on teaching and learning, and education policy continually adapting to changes in political office.

Pearson stands at the intersection of new technology (with its ability to engage, personalise, diagnose and scale) and new, more effective, ways of teaching. This allows us to develop products and services that enable the benefits of richer, deeper learning to be more widely felt. Increasingly, we will be able to demonstrate our impact on learning outcomes and to implement at scale around the world. We still have much to do to be able to play our part in meeting the global demand for education, and in 2015 five priorities will guide our work:

1. A business model focused on helping more people achieve better learning outcomes: efficacy is now at the centre of our business model and a major part of how we create value.
2. New digital products: launching new digital products to meet demand for better learning outcomes.
3. A more focused company: more modular and scalable products, deployed on a smaller number of global platforms.
4. A more consistently high performing culture: a series of actions, including changing how we recruit, appraise and reward our employees.

5.  A strong and trusted brand: build Pearson as a global education brand, focused on educational impact and learning outcomes, and being open and transparent in holding ourselves to account in achieving these goals.

Our strategy will enable us to empower more people to progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest growing markets and stronger financial returns in 2015 and beyond.

FINANCIAL OVERVIEW

Profit & loss statement. In 2014, Pearson sales declined £195m, 4% in headline terms, to £4.9bn. Total adjusted operating profit fell £14m, 2% in headline terms, to £722m after £44m of net restructuring charges (2013: £135m).

Currency movements, primarily from the strength of Sterling relative to the US Dollar during the year, reduced sales by £272m and operating profits by £49m. At constant exchange rates (ie stripping out the impact of those currency movements), our sales and adjusted operating profit grew 2% and 5%, respectively.

Acquisitions and disposals contributed £79m to sales and a net zero to operating profits. This includes integration costs and investments related to our newly-acquired companies, which we expense. Penguin Random House was reported post tax for the full year in 2014, compared to only the second half in 2013 following the combination of Penguin with Random House on 1 July 2013, and resulted in a £7m reduction in the contribution to operating income with an equal benefit to our tax charge.

Stripping out the impact of portfolio changes, Penguin Random House and the impact of currency movements, revenues were level in underlying terms while adjusted operating profit (excluding Mergermarket) grew by 5%.

Net interest payable in 2014 was £64m, compared to £72m in 2013. This decrease is mainly due to the impact of foreign exchange translation and additional interest receivable on cash balances held overseas which offset the effect of higher average net debt levels in the period.

Our tax rate in 2014 was 17.9% compared to 14.6% in 2013 reflecting tax settlements in 2013.

Adjusted earnings per share were 66.7p (2013: 70.1p).

Restructuring. Net restructuring charges were £44m (2013: £135m) and included: portfolio, title, marketing and technology rationalisation in North America; the consolidation and integration of our operations in certain Growth markets and a move to a distributor model in South Korea; the exit of non-strategic business lines in certain Core and Growth markets; and, across all of our businesses, technology platform and operations simplification and the ongoing transformation of our supply chain and customer contact operations. Gross restructuring costs were £84m in 2014(2013: £176m) offset by estimated net benefits in-year of £40m (2013: £41m).

Cash generation. Headline operating cash flow increased by £61m to £649m benefiting from improved working capital from deferred revenue growth and an increased dividend from Penguin Random House, partly offset by increased investment levels and ongoing restructuring charges. Free cash flow increased by £144m to £413m, additionally reflecting lower tax payments. Our average working capital to sales ratio improved by a further 1.1 percentage points to 12.3% helped by lower inventory levels and the absence of Penguin.

Return on invested capital. Our return on average invested capital was 5.6% (2013: 5.4%). Despite lower reported profit, ROIC benefited from lower cash tax paid. We expect ROIC to start to improve again in 2015.

Statutory results. In 2014, our statutory operating profit was £398m after a £77m write down of the balance sheet value of intangibles in our Indian business, a £38m loss on disposal of our stake in Nook Media and a £40m gain on the disposal of our stake in Safari Books Online and CourseSmart. Our statutory earnings were £470m, including a £198m gain from the disposal of Mergermarket and a £29m adjustment to the Penguin disposal, primarily in relation to pensions. In 2013, our statutory operating profit was £458m. Our statutory earnings were £539m, including a £217m gain from the disposal of Penguin.

Balance sheet. Our net debt increased to £1,639m (£1,379m in 2013) primarily reflecting the strengthening of the US Dollar relative to Sterling and the acquisition of Grupo Multi partly offset by the disposal of Mergermarket, fewer restructuring charges, improved working capital, the growth in deferred revenue and an increased dividend from Penguin Random House. Pearson's net debt/EBITDA ratio increased from 1.6x in 2013 to 1.9x in 2014 and our interest cover increased from 10.2x to 11.3x.

Dividend. The board is proposing a dividend increase of 6% to 51.0p, subject to shareholder approval. 2014 will be Pearson's 23rd straight year of increasing our dividend above the rate of inflation. Over the past ten years we have increased our dividend at a compound annual rate of 7%, returning more than £2.9bn to shareholders. We have a progressive dividend policy: we intend to build our dividend cover to around 2.0x over the long term, increasing our dividend more in line with earnings growth from then.

NORTH AMERICA (61% of group revenues)
Revenues declined 3% in headline terms, due to the strengthening of Sterling against the US Dollar, but increased by 2% at both CER and in underlying terms. Revenue growth in Connections Education, VUE, Clinical and Higher Education was partially offset by declines in School learning services and State Assessments. Adjusted operating profits declined 2% in headline terms due to currency movements, but grew 5% at both CER and underlying reflecting revenue mix, lower returns provision, reduced US pension costs and lower restructuring charges.

In our statutory results, we recognised a £38m loss on disposal of our 5% stake in Nook Media and a £40m gain on the disposal of our stakes in Safari Books Online and CourseSmart.

School
In School, good growth in Connections Education, our virtual schools business, was offset by declines in our State Assessments business due to the impact of legislative changes in Texas and California; and in learning services, due to some loss of market share (as reported at the half year), revenue deferral on blended programmes and softness in the Open Territories.

Connections Education served over 62,000 Full Time Equivalent students during 2014 through full-time virtual and blended programs, up more than 15% from 2013. Three new full-time virtual public schools were launched in 2014 and an additional one will launch in 2015.  At full-time virtual schools supported by Connections Education, students consistently outperform their virtual school peers on state standardised tests. Students at College Park Academy, a blended school in Maryland using the Connections Education curriculum, scored significantly higher than their in-state peers in reading and math in the Maryland School Assessment (MSA) for 6th and 7th Grades.

In State and National Assessments, high-stakes online test volumes grew strongly, up 40% on 2013 to 11 million, as customers transitioned to computer based testing. Paper based high stakes test volumes declined 17% to 32 million, in part due to the growth of computer based testing, but also the impact of legislative changes in Texas and California. We were awarded contracts to administer Partnership for Assessment of Readiness for College and Careers (PARCC) assessments in 11 states and extended our contracts to administer Virginia Standards of Learning (SOL) Assessments and the Maryland High School Assessment. We will continue to administer the Florida Comprehensive Assessment Test (FCAT) until summer 2016.

Clinical Assessment grew strongly benefiting from the launch of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V) and strong growth in Q-Interactive, where early studies are showing good improvements in mental health professional productivity and student engagement levels.

PowerSchool supported almost 13 million students (in more than 70 countries), broadly level with 2013, while licensed Schoolnet student counts rose more than 10% to over 10 million. In New Jersey we launched Schoolnet in 27 school districts, with 14 more implementations in progress, and have delivered over 400,000 assessments since launch.

Learning services revenues declined due to the impact of revenue deferrals from blended digital programmes and a loss of market share, with a weaker performance in Grades 6-8 Science and Math in Texas, and Grades 6-12 Literature and Grades 6-8 Math in Florida only partly offset by a stronger performance in K-6 Math in Texas, Grades 6-12 Social Studies in Tennessee and Grades K-6 Math in California. We won an estimated 25% of the total new adoptions market (of $910m in 2014). enVisionMATH, which now has the largest installed base of elementary students in the US, continues to drive significant improvements in student computation and problem solving.

Higher Education
In Higher Education, total college enrolments fell, as expected, by 1.3%. Career enrolments in two-year public (community) and four-year for-profit colleges declined 3%, with rising employment rates and regulatory change affecting the for-profit and developmental learning sectors.

Learning services grew modestly, primarily due to market share gains, continued growth in digital courseware registrations, a stronger new edition cycle and less pronounced seasonality. MyLab registrations in North America grew 3% to almost 11 million. Lecturer generated case studies indicate that the use of MyLab programmes, as part of a broader course redesign, can support improvements in student test scores (http://pear.sn/IZxLE). We launched REVEL, which combines trusted content with interactive videos, quizzes, a mobile user interface, study tools, assignment calendar and performance dashboard for 17 humanities and social sciences subjects. The launch of REVEL is the first of numerous product lines taking advantage of our new cloud-based, mobile-ready, and data-analytics capabilities. New editions launched in 2014 included Tro, The Structures and Properties of Chemistry; Acemoglu, Laibson and List, Economics; and Pearson Writer, an application built for mobile devices that helps students in developing writing skills. We published a range of digital titles for The Boy Scouts of America and implemented a new digital curriculum incorporating enhanced Merit Badge programs in subjects including Robotics, Digital Technology and First Aid for the organisation's 2.7 million youth members.

Pearson On Line Services, where we run fully online undergraduate and graduate learning programmes and earn certain revenues based on the success of the students and the institution, grew course enrolments 22% during the year with continued strong growth in programmes at Arizona State University Online and University of Florida Online. We signed new programmes with Bradley University, to create five online graduate degree programmes in nursing and counselling; and University of Texas at Austin, Dana Center where we are partnering for the web delivery of math courses for its New Mathways Project (NMP), which will become part of a state-wide reform initiative in a collaboration between Dana Center and the Texas Association of Community Colleges. We expanded our collaboration with the American Health Information Management Association (AHIMA) to administer its online education business, which serves AHIMA's 71,000 members including 10,000 higher education students each year. We now provide our learning management system hosting 100 courses based on AHIMA content; technical support; a next generation Virtual Lab Product; and are launching a Coding Basics course combining AHIMA and Pearson content.

Professional
At VUE, global test volumes grew 9% year on year to almost 13 million boosted by continued growth in IT, State Regulatory and Professional certifications.

New contracts include a deal to administer the Microsoft Certified Professional (MCP) Program globally, which significantly expands our existing partnership with Microsoft through Certiport's Microsoft Office Specialist (MOS) and Microsoft Technology Associate (MTA) exams.

CORE (24% of group revenues)
Revenues declined by 8% in headline terms and by 5% at both CER and in underlying terms. Modest growth in Italy and good growth at VUE was offset by declines in UK assessment revenues, due to the impact of policy changes on our UK school qualifications business; and reduction in Partner market revenues, due to divestments and a move to distributor models implemented in 2013. FT revenues were broadly level at CER, with digital content growth offset by declines in print content and advertising. Adjusted operating profit (excluding Mergermarket) increased by £32m to £152m, driven by the benefits of restructuring actions taken over the last two years in all markets and by profit growth at the FT.

School
In the UK, qualifications have been impacted by government policy, where changes to accountability measures and a shift to end of course assessments in GCSE, has led to a 21% decline in BTECs and 11% decline in General Qualifications in the year. We marked almost 4 million National Curriculum Tests, up 24% on 2013. Our contract to administer the National Curriculum Test (NCT) was extended to 2017. More than 4,600 Schools, with almost 850,000 children, now subscribe to at least one of the Bug Club services, our primary school blended reading programme.

In Australia, we benefited from a stronger adoption year and the launch of the locally standardised version of the Wechsler Pre and Primary Scales of Intelligence (fourth edition).

In Italy, we gained share in both primary and secondary with new titles combined with professional development and online cross curricula support. In primary, we developed Top Secret and adapted Our Discovery Island English Language Learning programmes. In secondary, we extended our market leadership in the Humanities.

Revenues declined significantly in our Partner markets due to challenging market conditions in Africa and Scandinavia and the move to a distributor model in certain markets. We disposed of our local schools lists in the Caribbean as we continue to focus on our largest global geographic opportunities.

Higher Education
In the UK, our Learning Services revenues declined, primarily due to enrolment contraction following policy changes in the vocational markets. We continue to invest to build Pearson College and graduated our first 32 students during the year.  Pearson College was one of only four Private Colleges to pass Quality Assurance Agency (QAA) review first time.

In Australia, Learning Services revenues grew modestly benefiting from growth in core subjects, such as Biology, and direct-to-institution sales of digital learning products offset by our exit from vocational publishing. Monash Online, our collaboration with Monash University, continues to show good growth and will launch additional courses in the second half of 2015. In addition we collaborated with another leading university in Australia to provide course development, recruitment, enrolment, and student support services for post-graduate courses.

Professional
At the Financial Times Group, the FT grew its total circulation by 10% year on year to a record high of nearly 720,000 across print and online. Digital subscriptions increased 21% year on year to almost 504,000 and now represent 70% of the FT's total paying audience. The strong digital circulation growth offset continued structural declines in print content and advertising, where the FT continues to take market share.

Product innovation and launches, including an FT Weekend app, daily FirstFT briefing with editors' selection of essential news and comment from across the web, 'follow the author' alerts and a new FT Android App continue to result in steady growth in mobile usage and time spent on FT.com. Mobile is the fastest growing channel. We launched the FT | IE Corporate Learning Alliance, a joint venture with IE Business School, which provides premium custom learning to business leaders around the globe. The partnership connects the academic excellence of prominent business schools with the FT's award-winning journalism and insight into real world and real-time business challenges.

The contribution from The Economist Group was lower due to a decline in advertising revenue, a weaker US Dollar and lower profits at CQ Roll Call. The circulation of The Economist remains robust at 1.6 million, with an increase of 23% in digital subscriptions. The Economist's new daily app, Espresso, was downloaded almost 400,000 times. The Group's content marketing services continue to grow, with revenue increasing by 20% at CER.

At VUE, test volumes grew strongly following the successful launch of a new contract with CPA Australia to deliver Professional level exams and continued good growth in UK Driving Theory test volumes. We will continue to deliver our UK contract to administer the Driving Theory test for the DVSA until September 2016. VUE entered into 10-year partnerships with the Chartered Institute of Management Accountants (CIMA) and the Association of Chartered Certified Accountants (ACCA) in the UK to transform a selection of their exams from pen and paper to computer-based testing.

GROWTH (15% of group revenues)
Revenues grew 1% in headline terms, despite the strength of Sterling against key emerging market currencies; grew by 11% at CER, benefiting from the acquisition of Grupo Multi; and were down 1% in underlying terms, primarily due to the phasing of purchasing and a stronger School textbook adoption in South Africa in 2013. Growing English Language Learning enrolments in China and college enrolments in Saudi Arabia and South Africa were offset by a smaller school textbook market in South Africa, and lower revenues in Brazil from sistemas, and ELT and Higher Education textbooks. Excluding the textbook impact in South Africa, revenues grew 4% in underlying terms. Adjusted operating profit declined £3m to £35m reflecting a benefit from the acquisition of Grupo Multi offset by a slower adoption year in South Africa, launch costs associated with our new vocational colleges and a contract provision in Saudi Arabia, and weaker revenues and restructuring costs in Brazil.

In our statutory results, we wrote down the balance sheet value of our Indian business by £77m largely reflecting the reduced value of online tutoring which was primarily focused on the US market.

School
In South Africa, we performed well competitively maintaining our market share of the school textbook market but volumes declined significantly to more normal levels following a large adoption year, and significant share gains, in 2013.

In Brazil, enrolments in our sistemas were down 3% to 481,000 with growth in our public sistemas (NAME) offset by declines in our private sistemas as we combined our three sales forces into one. 72% of the municipalities that adopted NAME for lower secondary education showed improvement in their IDEB score, Brazil's federally established measure of educational quality.

In India, DigiClass, our multimedia teaching solution is now installed in more than 26,000 classrooms, up more than 10% on 2013. We partnered with IBM to further accelerate our deployment across the country.

Higher Education
In South Africa, student enrolments in CTI/MGI, our universities, grew by 15% to 13,400 across 13 campuses.

In Mexico, our fully accredited online university partnership, UTEL, increased the number of students enroled from under 5,000 last year to more than 9,000 in 2014 as a result of improved consumer marketing efforts and better student retention.

In India, higher education revenues declined due to high levels of returns.

Professional
In Pearson English, good growth in direct delivery in China and inside services in Brazil due to the acquisition of Grupo Multi was partly offset by declines in learning services in Brazil and Mexico.

Global student registrations for MyEnglishLab grew 15% to more than 460,000 with strong growth in Latin America.

We launched the Global Scale of English (GSE), a new global standard for scoring English language proficiency on a precise, numeric, universal scale for businesses, governments and academic institutions. The scale is being embedded into all Pearson English products and services.

In China, English direct delivery enrolments grew at both Wall Street English (WSE), up 2% to 66,000, and Global Education, up 7% to 117,000. To support long term growth, we consolidated our ERP systems in China and deployed a Salesforce.com CRM system in WSE. We divested our online vocational training operations.

In Brazil, we completed the acquisition of Grupo Multi, the largest provider of private language schools in Brazil. We successfully integrated the business despite challenging market conditions and disruption caused by the World Cup and Presidential elections.

PENGUIN RANDOM HOUSE
Pearson owns 47% of Penguin Random House, the first truly global consumer book publishing company. Penguin Random House was reported post tax for the full year in 2014, compared to only the second half in 2013 following the combination of Penguin with Random House on 1 July 2013, which resulted in a £7m reduction in the contribution to operating income with an equal benefit to our tax charge.

Penguin Random House performed well in 2014, benefitting particularly from a strong publishing performance in Children's around the world and multi-million-copy film and television tie-ins.

The US business published 760 New York Times print and ebook bestsellers in 2014 (2013 Full Year pro forma: 790), enjoying exceptional success in children's publishing with John Green's The Fault in our Stars (29 weeks at number 1 on the New York Times bestseller list and nearly 8 million copies sold), his backlist titles (4 million), tie-in titles from Disney's Frozen film (more than 17 million copies sold), Dashner's The Maze Runner, Forman's If I Stay and continued strong sales of LEGO® movie tie-in titles.   Notable Adult titles included Grisham's Gray Mountain, Child's Personal, Monk Kidd's The Invention of Wings, Follett's Edge of Eternity, Bush's 41: A Portrait of My Father, along with strong film and television tie-ins, such as Flynn's Gone Girl, Hillenbrand's Unbroken, and Martins's Song of Fire and Ice novels.  The UK business published 206 Sunday Times bestsellers (2013 pro forma: 207), also enjoying outstanding sales of John Green, along with the continued strength of Kinney's Wimpy Kid franchise.  Key Adult titles included Brown's Inferno, Oliver's Jamie's Comfort Food and Girl Online by YouTube sensation Zoella, which became the fastest-selling debut UK novel ever.

Penguin Random House has a strong publishing programme for 2015, including new titles from John Grisham, Jamie Oliver, Toni Morrison, James Patterson, Sylvia Day, Lee Child, Nick Hornby, Harlan Coben, Danielle Steel, John Sandford, Janet Evanovich, Gayle Forman, Emily Giffin and Nora Roberts, as well as film tie-ins for 50 Shades of Grey, John Green's Paper Towns, the sequel to James Dasher's The Maze Runner, and Star Wars.

The integration of the two businesses is progressing well and is on track to deliver net benefits in 2015 and beyond.  Organisational structures have been aligned, systems integration is well underway and consolidation of North American warehousing will be completed in the first half of 2015. In March 2014, Penguin Random House acquired Santillana Ediciones Generales, a leading trade book publisher in Spain, Portugal and across Latin America, consolidating its leadership in Spanish language publishing.

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations decreased by £195m or 4% from £5,069m in 2013 to £4,874m in 2014. Total adjusted operating profit decreased by £14m or 2% from £736m in 2013 to £722m in 2014. Included within total adjusted operating profit are restructuring costs of £84m in 2014 compared to £176m in 2013. The costs are offset by benefits which for 2014 restructuring are estimated at £40m compared to benefits of 2013 restructuring in 2013 estimated at £41m.

On an underlying basis, sales from continuing operations were flat in 2014 compared to 2013 and total adjusted operating profit increased by 5%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2014, currency movements decreased sales by £272m and adjusted operating profit by £49m. Portfolio changes increased sales by £79m and no net impact adjusted operating profit.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions made in both 2013 and 2014. For acquisitions made in 2013 we calculate the additional contribution as the sales and profits made in the period of 2014 that corresponds to the pre-acquisition period in 2013. We also exclude sales and profits made by businesses disposed in either 2013 or 2014.

Total adjusted operating profit includes the results from discontinued operations but excludes intangible amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. The statutory operating profit of £398m in 2014 compares to a profit of £458m in 2013. The decrease reflects the fall in adjusted operating profit and an increase in intangible charges. In 2014 intangible charges include the impairment of intangible assets in India (£77m) and increased amortisation mainly relating to a full year charge for Penguin Random House and additional amortisation in respect of the acquisition of Grupo Multi.

Other gains and losses in continuing operations include the loss on sale of our investment in Nook Media of £38m offset by profits on the sale of our joint venture interests in Safari Books Online and CourseSmart totalling £40m.

Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on 1 July 2013 and from that point, Pearson no longer controls the Penguin Group of companies and has equity accounted for its 47% associate interest in the new Penguin Random House (PRH) venture.

The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at 30 June 2013 and a subsequent gain on sale of £202m was reported in the second half of 2013. Included in the gain reported in 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of pension liabilities to PRH. During 2014, it was decided that this transfer would not go ahead as planned and the costs have been credited back in the £29m gain reported against the disposal in 2014.

The results for Penguin in the first half of 2013 and the gains reported in both 2013 and 2014 have been included in discontinued operations. The share of results from the associate interest in the PRH venture arising in the second half of 2013 and in 2014 has been included in operating profit in continuing operations.

Additionally on 29 November 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on 4 February 2014 and resulted in a gain of £198m after tax. The Mergermarket business was classified as held for sale on the balance sheet at 31 December 2013 and the gain and the results for both 2013 and 2014 to the date of sale have been included in discontinued operations.

Net finance costs

Net interest payable in 2014 was £64m, compared to £72m in 2013.  This decrease is mainly due to the impact of foreign exchange translation and additional interest receivable on cash balances held overseas which offset the effect of higher levels of average net debt in the period.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options and deferred consideration are excluded from adjusted earnings as they relate to the future potential acquisition of non-controlling interests and don't reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

In 2014, the total of these items excluded from adjusted earnings was a loss of £29m compared to a loss of £4m in 2013. Both the losses in 2014 and 2013 mainly relate to foreign exchange differences on unhedged cash and cash equivalents and other financial instruments.

Taxation

The effective tax rate on adjusted earnings in 2014 was 17.9% as compared to an effective rate of 14.6% in 2013. Our overseas proﬁts, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 21.5% in 2014 and 23.25% in 2013). These higher tax rates were largely offset by amortisation-related tax deductions and by adjustments arising from settlements with tax authorities. Both these items were less significant in 2014 than they had been in 2013.

The reported tax charge on a statutory basis in 2014 was £63m (20.7%) compared to a charge of £87m (22.8%) in 2013. The decrease in the statutory rate is mainly due to tax benefits arising on the increase in intangible charges only partly offset by the factors affecting the adjusted rate as described above.

Tax paid in 2014 was £163m compared to £246m in 2013. Tax paid in 2013 was unusually high as a result of the permitted deferral of US tax payments in 2012 following Hurricane Sandy. These payments were subsequently made in 2013 and were accompanied by additional payments arising from settlements with tax authorities including £55m relating to prior year disposals.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £175m in 2014 compares to a loss in 2013 of £217m and is principally due to movements in the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar strengthened in 2014 from an opening rate of £1:$1.66 to a closing rate at the end of 2014 of £1:$1.56. At the end of 2013 the US dollar had weakened in comparison to the opening rate moving from £1:$1.63 to £1:$1.66.

Also included in other comprehensive income in 2014 is an actuarial gain of £8m (after offsetting a £15m loss in respect of associates) in relation to post retirement plans. This gain arises from changes in the assumptions used to value the liabilities and from returns on plan assets that are in excess of the discount rate. The gain compares to an actuarial gain in 2013 of £79m.

Non-controlling interest

There are non-controlling interests in the Group's businesses in South Africa, China and India although none of these are material to the Group numbers. During 2013 some of the minorities in South Africa and India were bought out further reducing the impact of these interests in 2014.

Cash flows

Operating cash flow increased by £61m from £588m in 2013 to £649m in 2014. The increase is also reflected in operating cash conversion which rose from 80% in 2013 to 90% in 2014. The Group's net debt rose from £1,379m at the end of 2013 to £1,639m at the end of 2014. Foreign exchange translation and the net impact from acquisition and disposal activity were the main reasons for the increase.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans. In addition to pension plans we also operate post-retirement medical benefit plans (PRMBs), the most significant of which is in the US. In 2014 we amended the eligibility criteria for the US PRMB plan. This amendment resulted in a curtailment gain and a reduction in the on-going service cost of the plan.

The charge to profit in respect of worldwide pensions and retirement benefits for continuing operations amounted to £83m in 2014 (2013: £96m) of which a charge of £84m (2013: £93m) was reported in adjusted operating profit and an income of £1m (2013: charge £3m) was reported against other net finance costs. The reduced charge in 2014 is in part due to the US PRMB curtailment gain and also to a reduction in costs relating to our defined contribution plans.

The overall surplus on the UK Group pension plan of £86m at the end of 2013 has increased to a surplus of £190m at the end of 2014. The movement has arisen principally due to continuing asset returns and deficit funding which was only partially offset by an unfavourable movement in the discount rate used to value the liabilities. In total, our worldwide deficit in respect of pensions and other post-retirement benefits decreased from a net deficit of £56m at the end of 2013 to a net asset of £27m at the end of 2014.

Dividends

The dividend accounted for in our 2014 financial statements totalling £397m represents the final dividend in respect of 2013 (32.0p) and the interim dividend for 2014 (17.0p).  We are proposing a final dividend for 2014 of 34.0p, bringing the total paid and payable in respect of 2014 to 51.0p, a 6% increase on 2013. This final 2014 dividend which was approved by the Board in February 2015, is subject to approval at the forthcoming AGM and will be charged against 2015 profits. For 2014, the dividend is covered 1.3 times by adjusted earnings.

Return on invested capital (ROIC)

Our ROIC is calculated as total adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC increased from 5.4% in 2013 to 5.6% in 2014. Increased profit and reduced tax payments are the main reasons for the movement.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2014

		2014	2013
all figures in £ millions	note

Continuing operations

Sales	2	4,874	5,069
Cost of goods sold		(2,202)	(2,312)
Gross profit		2,672	2,757

Operating expenses		(2,325)	(2,353)
Share of results of joint ventures and associates		51	54
Operating profit	2	398	458

Finance costs	3	(141)	(111)
Finance income	3	48	35
Profit before tax	4	305	382
Income tax	5	(63)	(87)
Profit for the year from continuing operations		242	295

Discontinued operations

Profit for the year from discontinued operations	8	228	244

Profit for the year		470	539

Attributable to:
Equity holders of the company		471	538
Non-controlling interest		(1)	1

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	58.1p	66.6p
Diluted	6	58.0p	66.5p

Earnings per share from continuing operations (in pence per share)
Basic	6	30.0p	36.4p
Diluted	6	29.9p	36.3p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2014

	2014	2013
all figures in £ millions

Profit for the year	470	539

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations - Group	150	(206)
Net exchange differences on translation of foreign operations - associates	25	(11)
Currency translation adjustment disposed	(2)	(18)
Attributable tax	(6)	6

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations - Group	23	79
Re-measurement of retirement benefit obligations - associates	(15)	-
Attributable tax	(1)	(23)
Other comprehensive income / (expense) for the year	174	(173)

Total comprehensive income for the year	644	366

Attributable to:
Equity holders of the company	645	369
Non-controlling interest	(1)	(3)

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2014

		2014	2013
all figures in £ millions	note

Property, plant and equipment		334	342
Intangible assets	11	6,310	5,801
Investments in joint ventures and associates		1,118	1,092
Deferred income tax assets		295	250
Financial assets - Derivative financial instruments		90	111
Retirement benefit assets		190	86
Other financial assets		54	94
Trade and other receivables		82	70
Non-current assets		8,473	7,846

Intangible assets - Pre-publication		820	717
Inventories		224	224
Trade and other receivables		1,310	1,173
Financial assets - Derivative financial instruments		24	13
Financial assets - Marketable securities		16	6
Cash and cash equivalents (excluding overdrafts)		530	729
Current assets		2,924	2,862
Assets classified as held for sale	13	-	223

Total assets		11,397	10,931

Financial liabilities - Borrowings		(1,883)	(1,693)
Financial liabilities - Derivative financial instruments		(73)	(48)
Deferred income tax liabilities		(714)	(612)
Retirement benefit obligations		(163)	(142)
Provisions for other liabilities and charges		(82)	(77)
Other liabilities	12	(310)	(257)
Non-current liabilities		(3,225)	(2,829)

Trade and other liabilities	12	(1,601)	(1,505)
Financial liabilities - Borrowings		(342)	(533)
Financial liabilities - Derivative financial instruments		(1)	-
Current income tax liabilities		(190)	(164)
Provisions for other liabilities and charges		(53)	(112)
Current liabilities		(2,187)	(2,314)
Liabilities classified as held for sale	13	-	(82)

Total liabilities		(5,412)	(5,225)

Net assets		5,985	5,706

Share capital		205	205
Share premium		2,579	2,568
Treasury shares		(75)	(98)
Reserves		3,270	3,025
Total equity attributable to equity holders of the company		5,979	5,700
Non-controlling interest		6	6
Total equity		5,985	5,706

The condensed consolidated financial statements were approved by the Board on 26 February 2015.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2014

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translational reserve	Retained earnings	Total
all figures in £ millions
2014
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the year	-	-	-	-	471	471	(1)	470
Other comprehensive income	-	-	-	173	1	174	-	174
Total comprehensive income	-	-	-	173	472	645	(1)	644
`	-	-	-	-	32	32	-	32
Tax on equity-settled transactions	-	-	-	-	(3)	(3)	-	(3)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11	-	11
Purchase of treasury shares	-	-	(9)	-	-	(9)	-	(9)
Release of treasury shares	-	-	32	-	(32)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	2	2
Dividends	-	-	-	-	(397)	(397)	(1)	(398)
At 31 December 2014	205	2,579	(75)	70	3,200	5,979	6	5,985
2013
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Profit for the year	-	-	-	-	538	538	1	539
Other comprehensive expense	-	-	-	(231)	62	(169)	(4)	(173)
Total comprehensive income	-	-	-	(231)	600	369	(3)	366
Equity-settled transactions	-	-	-	-	37	37	-	37
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	1	13	-	-	-	14	-	14
Purchase of treasury shares	-	-	(47)	-	-	(47)	-	(47)
Release of treasury shares	-	-	52	-	(52)	-	-	-
Changes in non-controlling interest	-	-	-	-	13	13	(15)	(2)
Dividends	-	-	-	-	(372)	(372)	-	(372)
At 31 December 2013	205	2,568	(98)	(103)	3,128	5,700	6	5,706

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2014

		2014	2013
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	17	704	684
Interest paid		(86)	(82)
Tax paid		(163)	(246)
Net cash generated from operating activities		455	356

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	14	(448)	(48)
Acquisition of joint ventures and associates		(12)	(10)
Purchase of investments		(3)	(64)
Purchase of property, plant and equipment		(75)	(118)
Purchase of intangible assets		(107)	(64)
Disposal of subsidiaries, net of cash disposed		327	(132)
Proceeds from sale of joint ventures and associates		39	2
Proceeds from sale of investments		9	2
Proceeds from sale of property, plant and equipment		9	28
Proceeds from sale of intangible assets		2	2
Proceeds from sale of liquid resources		12	13
Loans to related parties		(10)	(44)
Loans advanced		(2)	(5)
Investment in liquid resources		(22)	(14)
Interest received		13	9
Dividends received from joint ventures and associates		120	64
Net cash used in investing activities		(148)	(379)

Cash flows from financing activities
Proceeds from issue of ordinary shares		11	14
Purchase of treasury shares		(9)	(47)
Proceeds from borrowings		404	319
Repayment of borrowings		(538)	(225)
Finance lease principal payments		(4)	(8)
Dividends paid to company's shareholders		(397)	(372)
Dividends paid to non-controlling interests		(1)	-
Purchase of non-controlling interests		-	(76)
Net cash used in financing activities		(534)	(395)

Effects of exchange rate changes on cash and cash equivalents		(2)	21
Net decrease in cash and cash equivalents		(229)	(397)

Cash and cash equivalents at beginning of year		740	1,137
Cash and cash equivalents at end of year		511	740

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2014

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee  interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2013 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. The 2013 Annual Report refers to new standards that the Group has adopted from 1 January 2014. These do not have a material impact on the consolidated financial statements.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2013 Annual Report.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2014. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2015.  Accordingly, the financial information for 2014 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2013 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2013 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

2. Segment information

From 1 January 2014, the Group has reorganised and is reporting new segmental analyses to reflect the new structure and operating model. The primary segments for management and reporting are Geographies (North America, Core and Growth) and we also provide supplementary analysis by Line of Business (School, Higher Education and Professional). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of the Penguin segment (to 30 June 2013) and Mergermarket (to 4 February 2014) are shown as discontinued in the relevant periods. Figures for 2013 have been restated to reflect the new segments.

	2014	2013
all figures in £ millions		restated

Sales by Geography
North America	2,974	3,073
Core	1,154	1,258
Growth	746	738
Sales - continuing operations	4,874	5,069
Penguin	-	513
Mergermarket	9	108
Sales - discontinued operations	9	621
Total sales	4,883	5,690

Sales by Line of Business
School	2,027	2,303
Higher Education	1,695	1,664
Professional	1,152	1,102
Sales - continuing operations	4,874	5,069

Adjusted operating profit by Geography
North America	464	474
Core	152	120
Growth	35	38
Adjusted operating profit - continuing operations before PRH	651	632
PRH	69	50
Adjusted operating profit - continuing operations	720	682
Penguin	-	28
Adjusted operating profit - excluding Mergermarket	720	710
Mergermarket	2	26
Total adjusted operating profit	722	736

For comparability purposes we have included an additional adjusted operating profit measure that excludes the results of Mergermarket but includes those of Penguin. In 2014 Mergermarket contributed only one month of profit whilst it contributed a full year in 2013. Although Penguin is a discontinued business the results are now effectively included within our associate share of PRH.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

2. Segment information continued

	2014	2013
all figures in £ millions		restated

Adjusted operating profit by Line of Business
School	236	268
Higher Education	309	295
Professional	106	69
Adjusted operating profit - continuing operations before PRH	651	632

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	North America	Core	Growth	PRH	Continuing	Discontinued	Total
all figures in £ millions

2014

Adjusted operating profit	464	152	35	69	720	2	722
Other net gains and losses	2	-	-	-	2	273	275
Acquisition costs	(2)	(1)	(3)	-	(6)	-	(6)
Intangible charges	(110)	(22)	(132)	(54)	(318)	-	(318)
Operating profit / (loss)	354	129	(100)	15	398	275	673
2013 (restated)

Adjusted operating profit	474	120	38	50	682	54	736
Other net gains and losses	-	(16)	-	-	(16)	194	178
Acquisition costs	(2)	(3)	(7)	-	(12)	-	(12)
Intangible charges	(106)	(27)	(33)	(30)	(196)	(2)	(198)
Operating profit / (loss)	366	74	(2)	20	458	246	704

Included in total adjusted operating profit above are gross restructuring costs of £84m (2013: £176m) offset by estimated net benefits in the year of £40m (2013: £41m).

Of the net restructuring charges of £44m (2013: £135m), £16m (2013: £53m) relates to North America, £12m (2013: £50m) relates to Core, £4m (2013: £32m) relates to Growth and £12m (2013: £nil) relates to PRH.

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

2. Segment information continued

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group.

In 2013, other gains and losses in discontinued operations relate to the gain on disposal of Penguin and costs associated with the disposal of Mergermarket. In 2014, other gains and losses in discontinued operations relate to the gain on the disposal of Mergermarket and adjustment to liabilities relating to the Penguin disposal.

Included in other net gains and losses within continuing operations in 2013 in the Core segment is the loss on disposal of our Japanese school and local publishing assets. In 2014 other gains and losses in the North America segment of £2m relate to the loss on disposal of Nook Media (£38m) and the gain on sale of our joint venture interests in Safari Books Online and CourseSmart (£40m).

Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the Group. In 2014 intangible charges include an impairment of goodwill and intangibles in our India business of £77m.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

3. Net finance costs

	2014	2013
all figures in £ millions

Net interest payable	(64)	(72)
Finance income / (costs) in respect of retirement benefits	1	(3)
Finance costs of put options and deferred consideration associated with acquisitions	-	(9)
Net foreign exchange (losses) / gains	(36)	20
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	-	1
Other gains / (losses) on financial instruments not in a hedging relationship:
- derivatives	6	(13)
Net finance costs	(93)	(76)

Analysed as:
Finance costs	(141)	(111)
Finance income	48	35
Net finance costs	(93)	(76)

Analysed as:
Net interest payable	(64)	(72)
Other net finance costs	(29)	(4)
Net finance costs	(93)	(76)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities and we have excluded the finance costs of put options and deferred consideration as they relate to future earn outs and similar payments on acquisitions and do not reflect cash expended.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2014 and 2013 the foreign exchange gains largely relate to foreign exchange differences on unhedged US dollar loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

4. Profit before tax

		2014	2013
all figures in £ millions	note

Profit before tax - continuing operations		305	382
Intangible charges	2	318	196
Acquisition costs	2	6	12
Other gains and losses	2	(2)	16
Other net finance costs	3	29	4
Adjusted profit before tax - continuing operations		656	610
Adjusted profit before tax - discontinued operations		2	54
Total adjusted profit before tax		658	664

5. Income tax

	2014	2013
all figures in £ millions

Income tax charge - continuing operations	(63)	(87)
Tax benefit on intangible charges	(73)	(51)
Tax benefit on acquisition costs	(1)	(2)
Tax charge on other gains and losses	1	32
Tax benefit on other net finance costs	(5)	(1)
Tax amortisation benefit on goodwill and intangibles	24	30
Adjusted income tax charge - continuing operations	(117)	(79)
Adjusted income tax charge - discontinued operations	(1)	(18)
Total adjusted income tax charge	(118)	(97)
Tax rate reflected in adjusted earnings	17.9%	14.6%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2014	2013
all figures in £ millions

Profit for the year from continuing operations	242	295
Non-controlling interest	1	(1)
Earnings from continuing operations	243	294
Profit for the year from discontinued operations	228	244
Non-controlling interest	-	-
Earnings	471	538
Weighted average number of shares (millions)	810.9	807.8
Effect of dilutive share options (millions)	1.0	1.1
Weighted average number of shares (millions) for diluted earnings	811.9	808.9
Earnings per share from continuing and discontinued operations
Basic	58.1p	66.6p
Diluted	58.0p	66.5p

Earnings per share from continuing operations
Basic	30.0p	36.4p
Diluted	29.9p	36.3p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

7. Adjusted earnings per share continued

	Statutory income		Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2014
Operating profit	2	398	2	(2)	6	318	-	-	722
Net finance costs	3	(93)	-	-	-	-	29	-	(64)

Profit before tax	4	305	2	(2)	6	318	29	-	658
Income tax	5	(63)	(1)	1	(1)	(73)	(5)	24	(118)

Profit for the year - continuing		242	1	(1)	5	245	24	24	540
Profit for the year - discontinued	8	228	(1)	(227)	-	-	-	-	-

Profit for the year		470	-	(228)	5	245	24	24	540
Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		471	-	(228)	5	245	24	24	541

Weighted average number of shares (millions)								810.9
Weighted average number of shares (millions) for diluted earnings								811.9

Adjusted earnings per share (basic)								66.7p
Adjusted earnings per share (diluted)								66.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

7. Adjusted earnings per share continued

	Statutory income		Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2013
Operating profit	2	458	54	16	12	196	-	-	736
Net finance costs	3	(76)	-	-	-	-	4	-	(72)

Profit before tax	4	382	54	16	12	196	4	-	664
Income tax	5	(87)	(18)	32	(2)	(51)	(1)	30	(97)

Profit for the year - continuing		295	36	48	10	145	3	30	567
Profit for the year - discontinued	8	244	(36)	(209)	-	2	(1)	-	-

Profit for the year		539	-	(161)	10	147	2	30	567
Non-controlling interest		(1)	-	-	-	-	-	-	(1)

Earnings		538	-	(161)	10	147	2	30	566

Weighted average number of shares (millions)								807.8
Weighted average number of shares (millions) for diluted earnings								808.9

Adjusted earnings per share (basic)								70.1p
Adjusted earnings per share (diluted)								70.0p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

8. Discontinued operations

On 1 July 2013, Pearson and Bertelsmann completed the transaction to create a new consumer publishing business by combining Penguin and Random House (PRH). The transaction resulted in the loss of control of the Penguin business and the results for the first 6 months of 2013 are included in discontinued operations.

Additionally on 29 November 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on 4 February 2014 and the Mergermarket business was classified as held for sale in the balance sheet at 31 December 2013. The results for 2013 and 2014 to the date of disposal have been included in discontinued operations.

The sales and profit for the year for discontinued operations are analysed below.

	2014	2013
all figures in £ millions

Sales by discontinued operations	9	621

Operating profit included in adjusted earnings	2	54
Intangible amortisation	-	(2)
Gain on disposal of Penguin	29	202
Gain / (loss) on disposal of Mergermarket	244	(8)
Finance income	-	1
Profit before tax	275	247
Attributable tax expense	(47)	(3)
Profit for the year - discontinued operations	228	244

Operating profit included in adjusted earnings	2	54
Attributable tax expense	(1)	(18)
Profit for the year included in adjusted earnings	1	36
Intangible amortisation	-	(2)
Attributable tax benefit	-	-
Gain on disposal of Penguin	29	202
Attributable tax benefit	-	15
Gain on disposal of Mergermarket	244	(8)
Attributable tax charge	(46)	-
Other net finance income	-	1
Attributable tax benefit	-	-
Profit for the year - discontinued operations	228	244

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

8. Discontinued operations continued

The gains on disposal of Penguin and Mergermarket are shown in the tables below.

	2014	2013
all figures in £ millions

Gain on sale of Penguin

Fair value of associate interest acquired in PRH	-	1,160
Net assets disposed	-	(837)
Cost of disposal	29	(121)
Gain on disposal before tax	29	202
Attributable tax benefit	-	15
Gain on disposal after tax	29	217

Gain on sale of Mergermarket

Proceeds received	375	-
Net assets disposed	(130)	-
Cost of disposal	(1)	(8)
Gain / (loss) on disposal before tax	244	(8)
Attributable tax expense	(46)	-
Gain on disposal after tax	198	(8)

Included within the cost of disposal of Penguin in 2013 are amounts in respect of the settlement of litigation related to the agency arrangements for eBooks. Also included in cost of disposal for Penguin in 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of Penguin's UK past service pension liabilities to the new PRH venture. During 2014, it was decided that this transfer would not go ahead as planned and the costs have been credited back in the £29m gain reported against the disposal in 2014.

9. Dividends

	2014	2013
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	397	372

The directors are proposing a final dividend of 34.0p per equity share, payable on 1 May 2015 to shareholders on the register at the close of business on 7 April 2015. This final dividend, which will absorb an estimated £276m of shareholders' funds, has not been included as a liability as at 31 December 2014.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2014	2013

Average rate for profits	1.65	1.57
Year end rate	1.56	1.66

11. Non-current intangible assets

	2014	2013
all figures in £ millions

Goodwill	5,030	4,666
Other intangibles	1,280	1,135
Non-current intangible assets	6,310	5,801

12. Trade and other liabilities

	2014	2013
all figures in £ millions

Trade payables	(329)	(316)
Accruals	(522)	(501)
Deferred income	(801)	(698)
Other liabilities	(259)	(247)
Trade and other liabilities	(1,911)	(1,762)

Analysed as:
Trade and other liabilities - current	(1,601)	(1,505)
Other liabilities - non-current	(310)	(257)
Total trade and other liabilities	(1,911)	(1,762)

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school, college, and newspaper businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

13. Held for sale

Assets classified as held for sale in 2013 relate to Mergermarket (see also note 8).

	2014	2013
all figures in £ millions

Property, plant and equipment	-	2
Intangible assets	-	158
Deferred income tax assets	-	1
Trade and other receivables	-	26
Cash and cash equivalents (excluding overdrafts)	-	36
Assets classified as held for sale	-	223

Deferred income tax liabilities	-	(2)
Provisions for liabilities and charges	-	(4)
Trade and other liabilities	-	(71)
Current income tax liabilities	-	(5)
Liabilities classified as held for sale	-	(82)

Net assets classified as held for sale	-	141

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

14. Business combinations

On 11 February 2014, the Group acquired 100% of Grupo Multi, the leading adult English language training company in Brazil.

Fair values for the assets and liabilities arising from the Grupo Multi acquisition and other smaller acquisitions completed in the year are set out below. There were no material adjustments to prior year acquisitions.

	Grupo Multi	Other	Total
all figures in £ millions

Property, plant and equipment	1	1	2
Intangible assets	254	6	260
Intangible assets - pre-publication	1	-	1
Inventories	4	-	4
Trade and other receivables	35	1	36
Cash and cash equivalents (excluding overdrafts)	3	-	3
Financial liabilities - Borrowings	(49)	-	(49)
Net deferred income tax assets / (liabilities)	2	(2)	-
Provisions for other liabilities and charges	(13)	(1)	(14)
Trade and other liabilities	(21)	(3)	(24)
Current income tax liabilities	(20)	-	(20)
	197	2	199
Goodwill	240	(2)	238
Total	437	-	437
Satisfied by:
Cash	(437)	-	(437)
Total consideration	(437)	-	(437)

The net cash outflow on acquisitions in the year is shown in the table below:

Total
all figures in £ millions

Cash - Current year acquisitions	(437)
Deferred payments for prior year acquisitions and other items	(5)
Cash and cash equivalents acquired	3
Acquisition costs paid	(9)
Net cash outflow on acquisitions	(448)

In total, acquisitions completed in the year contributed an additional £70m of sales and £29m of adjusted operating profit. If the acquisitions had completed on 1 January 2014 then we estimate that sales for the year would have been £4,880m and total adjusted operating profit would have been £725m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

15. Net debt

	2014	2013
all figures in £ millions

Non-current assets
Derivative financial instruments	90	111
Current assets
Derivative financial instruments	24	13
Marketable securities	16	6
Cash and cash equivalents (excluding overdrafts)	530	729
Non-current liabilities
Borrowings	(1,883)	(1,693)
Derivative financial instruments	(73)	(48)
Current liabilities
Borrowings	(342)	(533)
Derivative financial instruments	(1)	-
Net debt - continuing operations	(1,639)	(1,415)
Net cash classified as held for sale	-	36
Total net debt	(1,639)	(1,379)

In May 2014, Pearson issued €500m 1.875% Notes due in 2021 and applied the proceeds towards repaying bonds maturing in 2014. Bonds maturing and repaid in 2014 were $400m 5.7% US Dollar Bonds and £250m 7% Sterling Bonds.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

16. Classification of assets and liabilities measured at fair value

	----Level 2----			-Level 3-
	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

2014

Investment in listed securities	9	-	-	-	-	9
Investment in unlisted securities	-	-	-	45	-	45
Marketable securities	16	-	-	-	-	16
Derivative financial instruments	-	114	-	-	-	114
Total financial assets held at fair value	25	114	-	45	-	184

Derivative financial instruments	-	(74)	-	-	-	(74)
Total financial liabilities held at fair value	-	(74)	-	-	-	(74)
2013

Investment in listed securities	-	-	-	-	-	-
Investment in unlisted securities	-	-	-	94	-	94
Marketable securities	6	-	-	-	-	6
Derivative financial instruments	-	124	-	-	-	124
Total financial assets held at fair value	6	124	-	94	-	224

Derivative financial instruments	-	(48)	-	-	-	(48)
Total financial liabilities held at fair value	-	(48)	-	-	-	(48)

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of Pearson's bonds is £2,197m (2013: £2,186m) compared to their carrying value of £2,173m (2013: £2,168m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

16. Classification of assets and liabilities measured at fair value continued

Movements in fair values of level 3 assets and liabilities are shown in the table below:

	Investments in	Put options over
all figures in £ millions	unlisted securities	non-controlling interest

2014

At 1 January 2014	94	-
Exchange differences	6	-
Additions	3	-
Fair value movements	-	-
Disposals	(58)	-
At 31 December 2014	45	-

2013
At 1 January 2013	31	(68)
Exchange differences	-	9
Additions	63	-
Fair value movements	-	(8)
Disposals	-	67
At 31 December 2013	94	-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

17. Cash flows

		2014	2013
all figures in £ millions	note

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		470	539
Income tax		110	90
Depreciation, amortisation and impairment charges		401	309
Net profit on disposals		(272)	(187)
Acquisition costs		6	12
Net finance costs		93	75
Share of results of joint ventures and associates		(51)	(54)
Share-based payment costs		32	37
Net foreign exchange adjustment		27	(40)
Pre-publication		(52)	(77)
Inventories		6	18
Trade and other receivables		(69)	(50)
Trade and other liabilities		72	72
Retirement benefit obligations		(58)	(57)
Provisions		(11)	(3)
Net cash generated from operations		704	684

Dividends from joint ventures and associates		120	64
Net purchase of PPE including finance lease principal payments		(70)	(98)
Purchase of intangible assets		(105)	(62)
Operating cash flow		649	588
Operating tax paid		(163)	(191)
Net operating finance costs paid		(73)	(73)
Operating free cash flow		413	324
Non-operating tax paid		-	(55)
Free cash flow		413	269
Dividends paid (including to non-controlling interests)		(398)	(372)
Net movement of funds from operations		15	(103)
Acquisitions and disposals (net of tax)		(137)	(326)
Purchase of treasury shares		(9)	(47)
Loans advanced		(12)	(49)
New equity		11	14
Other movements on financial instruments		15	(9)
Net movement of funds		(117)	(520)
Exchange movements on net debt		(143)	59
Total movement in net debt		(260)	(461)
Opening net debt		(1,379)	(918)
Closing net debt	15	(1,639)	(1,379)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2014

18. Return on invested capital (ROIC)

	2014	2013
all figures in £ millions

Adjusted operating profit	722	736
Less: operating tax paid	(163)	(191)
Return	559	545

Average: Goodwill	6,487	6,828
Average: Other non-current intangibles	2,070	2,075
Average: Intangible assets - Pre-publication	757	736
Average: Tangible fixed assets and working capital	586	491
Average: Total invested capital	9,900	10,130

ROIC	5.6%	5.4%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson's key business performance measures.  Average values for total invested capital are calculated as the average monthly balance for the year.

19. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

20. Related parties

At 31 December 2014 the Group had loans to Penguin Random House (PRH) of £54m (2013: £44m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year. The loan outstanding at 31 December 2014 was repaid in its entirety in January 2015. At 31 December 2014, the Group also had a current asset receivable from PRH of £41m (2013: £27m) arising from the provision of services. Service fee income from PRH was £41m in 2014 compared to £28m for the 6 month period of operation in 2013.

Apart from transactions with the Group's associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

21. Events after the balance sheet date

There were no material post balance sheet events.

PEARSON plc

Date: 27 February 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary